

August 30, 2013

Via E-mail
Mr. Dominick Colangelo
President and Chief Executive Officer
Aastrom Biosciences, Inc.
24 Frank Lloyd Wright Drive, Lobby K
Ann Arbor, Michigan 48105

> **Re: Aastrom Biosciences, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 26, 2013**
> **File No. 001-35280**

Dear Mr. Colangelo:

We have limited our review of your filing to the issue addressed in the following comment.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Proposal No. 1 – Proposal to Amend the Articles …, page 4

1. Please disclose whether you currently have, or do not have, any plans with respect to the potential increased number of authorized shares available for issuance. If such plans exist, please disclose all material information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Matthew Jones at (202) 551-3786 or Dan Greenspan at (202) 551-3623 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director